

Mail Stop 7010

March 16, 2009

Via U.S. mail and facsimile

Mr. Ian G. Cockwell
Chief Executive Officer
Brookfield Homes Corporation
8500 Executive Park Avenue, Suite 300
Fairfax, Virginia 22031

> **RE:** **Brookfield Homes Corporation**
> **Registration Statement on Form S-3/A**
> **Filed December March 6, 2009**
> **File No. 333-156416**

Dear Mr. Cockwell:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-3/A

General

1. We note the information omitted throughout the prospectus relating to the rights offering. It does not appear that this information may be excluded from the prospectus and must be included prior to effectiveness. Please revise accordingly.

Calculation of Registration Fee

2. Please advise us as to the basis for the number of registered shares issuable as dividends on the convertible preferred stock.

3. We note the reference to footnote (4) with respect to the shares issuable as dividends on the convertible preferred stock. It does not appear that Rule 416 of Regulation C applies to these shares. Please revise accordingly.

4. We note footnote (4) to the table. Please delete the phrase "… or as a result of anti-dilution adjustments in accordance with the terms of the convertible preferred stock." In this regard, we note that the anti-dilution provisions of the convertible preferred stock, as set forth in the certificate of designations filed as an exhibit, include types of transactions that are not contemplated by Rule 416 of Regulation C. If you are required to issue more shares than your initial estimate due to the operation of an anti-dilution adjustment that is not contemplated by Rule 416, you will have to file an additional registration statement or rely upon an available exemption from registration. Please disclose this fact and confirm to us that in the event such an adjustment requires you to issue more shares than you are registering, you will file a new registration statement to register those additional shares.

Item 17. Undertakings, page II-2

5. We note your response to comment 6 from our letter dated January 15, 2009. Please also provide the undertaking required by Item 512(a)(5)(ii).

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Hagen Ganem, Staff Attorney, at (202) 551-3330 or Andrew Schoeffler, Staff Attorney, at (202) 551-3748 if you have any questions.

Sincerely,

Pamela A. Long
Assistant Director

cc: Daniel M. Miller

Dorsey & Whitney LLP
Suite 1605
777 Dunsmuir Street, Pacific Centre
Vancouver, British Columbia
Canada V7Y 1K4